FAIRFAX News Release
Stock Symbol: FFH.SV (TSX); FFH (NYSE)
TORONTO, April 27, 2006
FIRST QUARTER FINANCIAL RESULTS
(Note: All dollar amounts in this press release are expressed in U.S. dollars.)
Fairfax Financial Holdings Limited (TSX:FFH.SV) (NYSE:FFH) announces that it had net earnings of $172.1 million ($9.47 and $9.10 per share and per diluted share respectively) in the first quarter of 2006 while maintaining a strong financial position. Highlights for the 2006 first quarter were as follows (comparisons are to the first quarter of 2005, except as otherwise indicated):
•	Net earnings increased in 2006 to $172.1 million ($9.47 and $9.10 per share and per diluted share respectively) from $35.2 million ($2.03 and $2.01 per share and per diluted share respectively) in 2005. Earnings from operations before income taxes increased to $357.4 million in 2006 from $104.3 million in 2005.

•	Despite some softening in market conditions, the combined ratio of the company’s insurance and reinsurance operations improved to 96.0% (from 96.9% in 2005), with Northbridge, Crum & Forster and OdysseyRe producing combined ratios of 91.0%, 98.4% and 97.3% respectively.

•	Underwriting profit at the company’s insurance and reinsurance operations increased to $41.8 million in 2006 from $33.5 million in 2005. Cash flow from operations at Northbridge, Crum & Forster and OdysseyRe was $212.4 million in 2006 compared to $232.3 million in 2005.

•	Improved results at the company’s runoff and other operations resulted in pre-tax income at those operations of $9.0 million in 2006 compared to a pre-tax loss of $57.4 million in 2005.

•	Total interest and dividends increased to $149.2 million in 2006 from $107.1 million in 2005.

•	Realized gains on investments increased to $268.0 million in 2006 from $131.4 million in 2005.

•	The company had $474.8 million of cash, short term investments and marketable securities at the holding company level at March 31, 2006 compared to $559.0 million at the end of 2005.

•	Cash and investments increased to $15.3 billion at March 31, 2006 from $14.9 billion at the end of 2005.

•	The pre-tax net unrealized gain on portfolio investments was $357.6 million at March 31, 2006 compared to $537.2 million at the end of 2005.

•	Common shareholders’ equity increased to $2.86 billion ($159.94 per basic share) at March 31, 2006 from $2.71 billion ($151.52 per basic share) at the end of 2005.

Following is a summary of Fairfax’s unaudited first quarter financial results:

	THREE MONTHS ENDED MARCH 31
	($ millions except per share amounts)
	2006	2005
Total revenue	1,675.6	1,474.3
Earnings before income taxes and non-controlling interests	357.4	104.3
Net earnings	172.1	35.2
Net earnings per share	$9.47	$2.03
Net earnings per diluted share	$9.10	$2.01
Combined ratios for the first quarter were as follows:

		THREE MONTHS ENDED MARCH 31
		2006	2005
Insurance	— Canada (Northbridge)	91.0%	91.4%
	— U.S.	98.4%	95.9%
	— Asia (Fairfax Asia)	95.7%	90.9%
Reinsurance (OdysseyRe)		97.3%	99.8%

Consolidated		96.0%	96.9%

There were 17.9 and 16.1 million weighted average shares outstanding during the first quarters of 2006 and 2005 respectively. At March 31, 2006 there were 17,865,747 shares effectively outstanding.
Fairfax’s detailed first quarter report can be accessed at its website www.fairfax.ca. As previously announced, Fairfax will hold a conference call at 8:30 a.m. Eastern time on Friday, April 28, 2006 to discuss its first quarter results.
Fairfax Financial Holdings Limited is a financial services holding company which, through its subsidiaries, is engaged in property and casualty insurance and reinsurance, investment management and insurance claims management.

For further information contact: Greg Taylor, Chief Financial Officer, at (416) 367-4941
FAIRFAX FINANCIAL HOLDINGS LIMITED
95 Wellington Street West, Suite 800, Toronto Ontario M5J 2N7 Telephone 416/367 4941 Telecopier 367 4946